UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Desert Sun Mining Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25043V107
(CUSIP Number)

December 31, 2003
(Date of Event which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [**X**] Rule 13d-1(b)
   [**X**] Rule 13d-1(c)
   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   Name of Reporting Person

     Passport Management, LLC

     IRS Identification No. of Above Person   **41-2076095**

2   Check the Appropriate Box if a Member of a Group

                                                        (a)   [**X**]
                                                        (b)   [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

     Delaware

	5 Sole Voting Power **0**
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6 Shared Voting Power **3,874,900**
	7 Sole Dispositive Power **0**
	8 Shared Dispositive Power **3,874,900**

9   Aggregate Amount Beneficially Owned by each Reporting Person **3,874,900**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

11   Percent of Class Represented by Amount in Row 9

     5.60%

12   Type of Reporting Person*

     IA
     OO

1   Name of Reporting Person

        Ralph K. McCluskey II

        IRS Identification No. of Above Person   -----------

2   Check the Appropriate Box if a Member of a Group

                                                                          (a)   [**X**]
                                                                          (b)   [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

        United States of America

                                5   Sole Voting Power **0**

        NUMBER OF   6   Shared Voting Power **3,874,900**

        SHARES
        BENEFICIALLY
        OWNED BY EACH
        REPORTING   7   Sole Dispositive Power **0**
        PERSON WITH

                                8   Shared Dispositive Power **3,874,900**

9   Aggregate Amount Beneficially Owned by each Reporting Person **3,874,900**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

11   Percent of Class Represented by Amount in Row 9

        5.60%

12   Type of Reporting Person*

        HC
        IN

1   Name of Reporting Person

      John H. Burbank III

      IRS Identification No. of Above Person   -----------

2   Check the Appropriate Box if a Member of a Group

                                                    (a)   [**X**]
                                                    (b)   [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

      United States of America

	5	Sole Voting Power **0**
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	Shared Voting Power **3,874,900**
	7	Sole Dispositive Power **0**
	8	Shared Dispositive Power **3,874,900**

9   Aggregate Amount Beneficially Owned by each Reporting Person **3,874,900**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

11   Percent of Class Represented by Amount in Row 9

      5.60%

12   Type of Reporting Person*

      HC
      IN

Item 1(a).   <u>Name of Issuer</u>.

Desert Mining Corp.

Item 1(b).   <u>Address of Issuer's Principal Executive Offices</u>.

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada M5H 2M5

Item 2(a).   <u>Names of Persons Filing</u>.

Passport Management, LLC
Ralph K. McCluskey II
John H. Burbank III

(collectively, the "Filers").

Item 2(b).   <u>Address of Principal Business Office or, if none, Residence</u>.

The business address of each of the Filers is 402 Jackson Street, San Francisco, CA 94111

Item 2(c).   <u>Citizenship</u>.

For citizenship of each Filer, See Item 4 of pages 2 through 4, for each Filer

Item 2(d).   <u>Title of Class of Securities</u>.

Common Stock

Item 2(e).   <u>CUSIP Number</u>.

25043V107

Item 3.   <u>If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:</u>

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E) (as to Passport Management, LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (as to Messrs. McCluskey and Burbank).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Reference is made hereby made to Items 5-9 and 11 of pages two (2) – four (4) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.   Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

(a) Each of Passport Management, LLC, Ralph McCluskey and John Burbank beneficially own 3,874,900 shares of the Stock representing 5.60% of the number of shares of the aggregate number of shares of common stock outstanding as of December 31, 2003 based on the aggregate number of issued and outstanding shares of the issuer as of December 31, 2003 as reported to Passport Management, LLC by the issuer's chief executive officer. Each of Passport Master Fund, LP and Passport Master Fund II, LP, partnerships to which Passport Management serves as the investment adviser, beneficially owns less than 5% of the Stock based on the aggregate number of shares of common stock outstanding as of December 31, 2003 as reported to Passport Management, LLC by the issuer's chief financial officer.

(b) Passport Management, LLC, an investment adviser that is controlled and managed by Messrs. McCluskey and Burbank (as co-Managers), has voting and dispositive power over all of the Shares reported by the Filers. Neither Mr. McCluskey nor Mr. Burbank, acting alone, has voting or dispositive power over the Shares. Messrs. McCluskey and Burbank, and each of them, disclaim beneficial ownership of the all of the Shares reported herein.

(c) Passport Management, LLC is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as an investment adviser to certain persons. Passport Master Fund, LP and Passport Master Fund II, LP (collectively, the "Partnerships") are persons for whom Passport Management, LLC acts as investment adviser. Each of the Partnerhips has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

(d) An Agreement Regarding Joint Filing is being filed as an Exhibit.

(e) This Schedule 13G is relates to the period ending 12/31/2003. It is filed subsequent to the required filing date.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

    Not applicable.

Item 8.   Identification and Classification of Members of the Group.

    Not applicable.

Item 9.   Notice of Dissolution of Group.

    Not applicable.

Item 10.   Certification.

    By signing below, the Filers and each of them certifies that, to the best of his, her or its knowledge and belief, the securities referred to above on pages two (2) – four (4) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

<u>Signature</u>

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 19, 2004

                        PASSPORT MANAGEMENT, LLC

                        /s/Ralph K. McCluskey II
By: _____
                        Ralph K. McCluskey II
Its: Co-Manager

                        /s/John H. Burbank III
By: _____
                        John H. Burbank III
Its: Co-Manager

RALPH K. MCCLUSKEY II (Individually)
/s/Ralph K. McCluskey II
_____

JOHN H. BURBANK III (Individually)
/s/John H. Burbank III
_____

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING

The undersigned, Passport Management, LLC, a Delaware limited liability company, Ralph K. McCluskey II, an individual whose address is 402 Jackson Street, San Francisco, California 94111 and John H. Burbank III, an individual whose address is 402 Jackson Street, San Francisco, California 94111, hereby acknowledge and agree that the information required by the Schedule 13G, to which this agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments and supplements thereto shall also be filed on behalf of each of them.

DATED: April 19, 2004

PASSPORT MANAGEMENT, LLC

/s/Ralph K. McCluskey II

By: _____

Ralph K. McCluskey II

Its: Co-Manager

/s/John H. Burbank III

By: _____

John H. Burbank III

Its: Co-Manager

RALPH K. MCCLUSKEY II (Individually)

/s/Ralph K. McCluskey II

_____

JOHN H. BURBANK III (Individually)

/s/John H. Burbank III

_____